ALLIANCEBERNSTEIN L.P.

1345 Avenue of the Americas

New York, NY 10105

212-969-1000

July 30, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Filing Pursuant to Rule 17g-1 under the Investment Company

Act of 1940 with Respect to Registered Investment

Companies Managed by AllianceBernstein L.P.

Dear Sirs:

Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

(i) The Investment Company Blanket Bond (the "Bond") for the period May 15, 2020 to May 15, 2021, on which AllianceBernstein L.P. and the Funds are the named insureds (Exhibit A);

(ii) The Joint Fidelity Bond Agreement entered into by AllianceBernstein L.P. and the Funds (Exhibit B); and

(iii) The resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond (Exhibits C-1, C-2 and C-3).

The premium in connection with the Bond has been paid in full.

Sincerely,

/s/ David Lesser
David Lesser
Vice President, Counsel and Corporate Secretary

Enclosures

SCHEDULE A

NAME OF FUND	File No.
AB BOND FUND, INC.	811-02383
AB CAP FUND, INC.	811-01716
AB CORE OPPORTUNITIES FUND, INC.	811-09687
AB CORPORATE SHARES	811-21497
AB DISCOVERY GROWTH FUND, INC.	811-00204
AB EQUITY INCOME FUND, INC.	811-07916
AB FIXED-INCOME SHARES, INC.	811-06068
AB GLOBAL BOND FUND, INC.	811-06554
AB GLOBAL REAL ESTATE INVESTMENT FUND, INC.	811-07707
AB GLOBAL RISK ALLOCATION FUND, INC.	811-00134
AB HIGH INCOME FUND, INC.	811-08188
AB INSTITUTIONAL FUNDS, INC.	811-08403
AB LARGE CAP GROWTH FUND, INC.	811-06730
AB MULTI-MANAGER ALTERNATIVE FUND	811-22671
AB MUNICIPAL INCOME FUND, INC.	811-04791
AB MUNICIPAL INCOME FUND II	811-07618
AB RELATIVE VALUE FUND, INC.	811-00126
AB SUSTAINABLE GLOBAL THEMATIC FUND, INC.	811-03131
AB SUSTAINABLE INTERNATIONAL THEMATIC FUND, INC.	811-08426
AB TRUST	811-10221
AB UNCONSTRAINED BOND FUND, INC.	811-07391
AB VARIABLE PRODUCTS SERIES FUND, INC.	811-05398
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.	811-07732
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.	811-10573
BERNSTEIN FUND, INC.	811-23100
SANFORD C. BERNSTEIN FUND, INC.	811-05555
SANFORD C. BERNSTEIN FUND II, INC.	811-21034
THE AB PORTFOLIOS	811-05088

Exhibit A

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POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

IMPORTANT NOTICE TO OUR CUSTOMERS

Article 63 of the New York Insurance Code and Regulation 86 of the New York Rules and Regulations exempt certain risks from rate and policy form filing requirements. We used the regulations to price and/ or create coverage forms and endorsements attached to your policy. The regulations require us to attach this notice to your policy or to endorsements issued subsequent to the issuance of your policy.

NOTICE:

THESE POLICY FORMS AND THE APPLICABLE

RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Policy number:	01-340-37-26
Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NYFTZ Classification Code:	1-14180

American International Group, Inc. All rights reserved.

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National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-340-37-26	REPLACEMENT OF POLICY NUMBER: 01-415-96-82

INVESTMENT COMPANY BLANKET BOND

(A Stock Insurance Company, Herein Called the Underwriter)

Bond No. 01-340-37-26
DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	AllianceBernstein Complex of Registered Investment Companies

	Principal Address:	1345 AVENUE OF THE AMERICAS NEW YORK, NY 10105

Item 2.	Bond Period: from 12:01a.m. 05/15/2020 to 12:01a.m. 05/15/2021 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Single Loss Limit of Liability	Single Loss Deductible

Insuring Agreement (A) Fidelity	$50,000,000	$100,000
Insuring Agreement (B) Audit Expense	$50,000	$10,000
Insuring Agreement (C) On Premises	$50,000,000	$100,000
Insuring Agreement (D) In Transit	$50,000,000	$100,000
Insuring Agreement (E) Securities	$50,000,000	$100,000
Insuring Agreement (G) Counterfeit Currency	$50,000,000	$100,000
Insuring Agreement (H) Stop Payment	$25,000	$5,000
Insuring Agreement (I) Uncollectible Items of Deposit	$25,000	$5,000
Optional Insuring Agreements:
Insuring Agreement (J) Computer Systems	$50,000,000	$100,000
Insuring Agreement (K) Telefacsimile Transfer Fraud	$50,000,000	$100,000
Insuring Agreement (L)-Automated Phone Systems	$50,000,000	$100,000

©All rights reserved.

MNSCPT	1

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18, #19

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 01-415-96-82 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	PREMIUM: $48,825 part of $162,750

©All rights reserved.

MNSCPT	1

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

AON RISK SERVICES NORTHEAST INC ONE LIBERTY PLAZA 165 BROADWAY NEW YORK, NY 10006

7291382

©All rights reserved.

MNSCPT	2

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.
(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or
(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
(a)	counterfeited, or
(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c)	raised or otherwise altered, or lost, or stolen, or
(2)	through the Insured’s having, in good faith and in the course of business,

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER- NOTICE
1.	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.
2.	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.
B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/ her employment.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:
(1)	any of the Insured’s officers, partners, or employees, and
(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor, and
(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and
(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part- time basis, and
(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and
(8)	those persons so designated in Section 15, Central Handling of Securities, and
(9)	any officer, partner or Employee of
a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record- keeper, or
d)	an administrator authorized by written agreement to keep financial and/ or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.
(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).
(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
(e)	loss resulting from the complete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

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loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or
(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.
(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).
(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

41206 (9/84)	7	© All rights reserved.

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/84)	8	© All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

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from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/ or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/84)	10	© All rights reserved.

Section 16[d]), or

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

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For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co- partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

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effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)	13	© All rights reserved.

ENDORSEMENT#   1

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT

It is hereby understood and agreed that notwithstanding anything to the contrary herein, any coverage for punitive, exemplary and multiplied damages shall not apply if uninsurable under the law pursuant to which this policy shall be construed. This policy shall be construed under the laws of the state where: (1) the act or occurrence giving rise to such punitive, exemplary or multiple damages actually or allegedly occurred; (2) the claim seeking such punitive, exemplary or multiplied damages was brought; (3) the judgment or damages were awarded; or (4) the individual subject to such punitive, exemplary or multiple damages resides, or where an entity that is subject to such punitive, exemplary or multiple damages is incorporated or has its principal place of business.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

1-14180	END 001
127071 (9/ 17)	Page 1 of 1

ENDORSEMENT#   2

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER

It is agreed that:

1.	Part (a) of the Section entitled “Termination or Cancelation” of this bond/policy is deleted.
2.	Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

(A)	non-payment of premium;
(B)	conviction of a crime arising out of acts increasing the hazard insured against;
(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;
(D)	after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;
(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;
(F)	the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer’s solvency or be hazardous to the interests of the insureds, the insurer’s creditors or the public;

©All rights reserved.

END 002

SR 6180b (12/93)

ENDORSEMENT# 2	(Continued)
This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(G)	a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.
(H)	where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:
(i)	a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and
(ii)	notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York. Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.
3.	If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.
4.	If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.
5.	The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter’s/Company’s exact intention. The Underwriter shall inform the insured that, in the meantime,

©All rights reserved.

END 002

SR 6180b (12/93)

ENDORSEMENT# 2	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE
DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER
CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH
STATUTORY REQUIREMENTS.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 002

SR 6180b (12/93)

ENDORSEMENT# 3

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL NAMED INSURED RIDER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	In Item 1 of the Declarations page, the section entitled “Name of Insured (herein called Insured),” is amended to include the following at the end thereof:

AB Income Fund, Inc.

AllianceBernstein Global High Income Fund
Alliance California Municipal Income Fund, Inc.
Alliance New York Municipal Income Fund, Inc.
Alliance National Municipal Income Fund, Inc.
AllianceBernstein Multi-Manager Alternative Fund

AllianceBernstein Bond Fund, Inc.:
AllianceBernstein Bond Inflation
AllianceBernstein Intermediate Bond Portfolio
AllianceBernstein Limited Duration High Income Portfolio
AllianceBernstein Municipal Bond Inflation Portfolio
AllianceBernstein Real Asset Strategy Portfolio
AllianceBernstein Tax-Aware Fixed Income Portfolio
AllianceBernstein Government Reserves Portfolio

AllianceBernstein High Income Fund, Inc.
AllianceBernstein Exchange Reserves

AllianceBernstein Fixed-Income Shares, Inc.
Alliance Bernstein Government STIF Portfolio

AllianceBernstein Corporate Shares
AllianceBernstein Corporate Income Shares
AllianceBernstein Municipal Income Shares
AllianceBernstein Tax Aware Real Return Income Shares
AllianceBernstein Taxable Multi-Sector Income Shares

AllianceBernstein Global Bond
AllianceBernstein Unconstrained Bond Fund (f/k/a Diversified Yield)

©All rights reserved.

END 003

127423 (11/17)	1

ENDORSEMENT# 3	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AllianceBernstein Municipal Income Fund, Inc.:
-California Portfolio
-National Portfolio
-New York Portfolio
-High Income Municipal Portfolio

AllianceBernstein Municipal Income Fund II:
-Arizona Portfolio
-Massachusetts Portfolio
-Michigan Portfolio
-Minnesota Portfolio
-New Jersey Portfolio
-Ohio Portfolio
-Pennsylvania Portfolio
-Virginia Portfolio

AllianceBernstein Global Risk Allocation Portfolio (f/k/a Balanced Shares, Inc.)

AllianceBernstein Cap Fund, Inc.:
-AllianceBernstein Small Cap Growth Portfolio
-AllianceBernstein Market Neutral Strategy - U.S. Portfolio
-AllianceBernstein Market Neutral Strategy - Global Portfolio
-AllianceBernstein International Discovery Equity Portfolio
-AllianceBernstein Emerging Market Multi-Asset Portfolio
-AllianceBernstein Select US Equity
-AllianceBernstein Dynamic All Market Fund
-AllianceBernstein Select US Long/Short Portfolio
-AllianceBernstein Concentrated Growth Fund

AllianceBernstein Core Opportunities Fund, Inc. (f/k/a Focused Growth & Income Fund)
AllianceBernstein Global Thematic Growth Fund, Inc.
AllianceBernstein Growth & Income Fund, Inc.

AllianceBernstein Institutional Funds, Inc.:
-AllianceBernstein Global Real Estate Investment Fund II

AllianceBernstein International Growth Fund, Inc.

©All rights reserved.

END 003

127423 (11/17)	2

ENDORSEMENT# 3	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AllianceBernstein Large-Cap Growth Fund, Inc.
AllianceBernstein Discovery Growth Fund, Inc. (f/k/a Small/Mid-Cap Growth Fund, Inc.)
AllianceBernstein Global Real Estate Investment Fund, Inc.

AllianceBernstein Trust
-AllianceBernstein Global Value Fund
-AllianceBernstein International Value Fund
-AllianceBernstein Discovery Value Fund (f/k/a Small-Mid Cap Value Fund)
-AllianceBernstein Value Fund AllianceBernstein Equity Income Fund, Inc. (f/k/a Utility Income Fund)

The AllianceBernstein Portfolios:
-AllianceBernstein Growth Fund
-AllianceBernstein Balanced Wealth Strategy
-AllianceBernstein Wealth Appreciation Strategy
-AllianceBernstein Conservative Wealth Strategy
-AllianceBernstein Tax-Managed Balanced Wealth Strategy
-AllianceBernstein Tax-Managed Wealth Appreciation Strategy
-AllianceBernstein Tax-Managed Conservative Wealth Strategy

AllianceBernstein Blended Style Series, Inc.:
-AllianceBernstein 2000 Retirement Strategy
-AllianceBernstein 2005 Retirement Strategy
-AllianceBernstein 2010 Retirement Strategy
-AllianceBernstein 2015 Retirement Strategy
-AllianceBernstein 2020 Retirement Strategy
-AllianceBernstein 2025 Retirement Strategy
-AllianceBernstein 2030 Retirement Strategy
-AllianceBernstein 2035 Retirement Strategy
-AllianceBernstein 2040 Retirement Strategy
-AllianceBernstein 2045 Retirement Strategy
-AllianceBernstein 2050 Retirement Strategy
-AllianceBernstein 2055 Retirement Strategy

Sanford C. Bernstein Fund, Inc.:
-California Municipal Portfolio
-Diversified Municipal Portfolio

©All rights reserved.

END 003

127423 (11/17)	3

ENDORSEMENT# 3	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

-New York Municipal Portfolio
-U.S. Government Short Duration Portfolio
-Short Duration Plus Portfolio
-Intermediate Duration Portfolio
-Short Duration New York Municipal Portfolio
-Short Duration California Municipal Portfolio
-Short Duration Diversified Municipal Portfolio
-International Portfolio
-Tax-Managed International Portfolio
-Emerging Markets Portfolio
-Overlay A Portfolio
-Overlay B Portfolio
-Tax-Aware Overlay A Portfolio
-Tax-Aware Overlay B Portfolio
-Tax-Aware Overlay C Portfolio
-Tax-Aware Overlay N Portfolio

Sanford C. Bernstein Fund II, Inc.:
-Bernstein Intermediate Duration Institutional Portfolio

AllianceBernstein Variable Products Series Fund, Inc.:
-AllianceBernstein Balanced Wealth Strategy Portfolio
-AllianceBernstein Dynamic Asset Allocation Portfolio
-AllianceBernstein Global Thematic Growth Portfolio
-AllianceBernstein Growth Portfolio
-AllianceBernstein Growth and Income Portfolio
-AllianceBernstein International Growth Portfolio
-AllianceBernstein International Value Portfolio
-AllianceBernstein Large Cap Growth Portfolio
-AllianceBernstein Real Estate Investment Portfolio
-AllianceBernstein Small Cap Growth Portfolio
-AllianceBernstein Small-Mid Cap Value Portfolio
-AllianceBernstein Intermediate Bond (f/k/a U.S. Government/High Grade Securities Portfolio)
-AllianceBernstein Value Portfolio

The AllianceBernstein Pooling Portfolios:
-AllianceBernstein U.S. Value Portfolio

©All rights reserved.
END 003

127423 (11/17)	4

ENDORSEMENT# 3	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

-AllianceBernstein U.S. Large Cap Growth Portfolio
-AllianceBernstein Multi-Asset Real Return Portfolio (f/k/a Global Real Estate Investment Portfolio)
-AllianceBernstein International Value Portfolio
-AllianceBernstein International Growth Portfolio
-AllianceBernstein Short Duration Bond Portfolio
-AllianceBernstein Global Core Bond Portfolio (f/k/a Intermediate Duration Bond Portfolio)
-AllianceBernstein Bond Inflation Protection Portfolio (f/k/a Inflation Protected securities Portfolio)
-AllianceBernstein High Yield Portfolio
-AllianceBernstein Small-Mid Cap Value Portfolio
-AllianceBernstein Small-Mid Cap Growth Portfolio
-AllianceBernstein Volatility Management Portfolio
-AB Private Credit Investors Corporation
-AB Private Credit Investors (Advisor)
-AB Private Credit Investors Corporation (BDC)

and any other fund(s) now existing in the AllianceBernstein Complex of Registered Investment Companies mutual fund program;

2.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.
END 003

127423 (11/17)	5

ENDORSEMENT# 4

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED INSURING AGREEMENT (A) FIDELITY

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:
(A)	FIDELITY

Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or
(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

The term “Loans” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

©All rights reserved.

END 004

132765 (05/19)	1

ENDORSEMENT# 4	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.
END 004

132765 (05/19)	2

ENDORSEMENT# 5

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE RIDER

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is amended by inserting the following at the end thereof:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	Paragraph (d) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:
(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
3.	Solely with respect to the coverage afforded by this endorsement, paragraph (k) of Section 2. EXCLUSIONS of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:
(k)	all fees, costs and expenses incurred by the Insured

©All rights reserved.

END 005

131201 (11/18)	1

ENDORSEMENT# 5	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
4.	Item 4 of the Declarations is amended to include the following:
	Single Loss	Single Loss
	Limit of Liability	Deductible
Audit Expense	$50,000	$10,000
5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 005

131201 (11/18)	2

ENDORSEMENT# 6

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

1-14180	END 006
119679 (9/15)	Page 1 of 1

ENDORSEMENT# 7

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED INSURING AGREEMENT (G) COUNTERFEIT CURRENCY

It is agreed that:

1.	Insuring Agreement (G), COUNTERFEIT CURRENCY, is amended so that coverage applies to any counterfeited money orders or altered paper currencies or coin of any country.
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 007

132764 (05/19)	1

ENDORSEMENT# 8

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER

(ICBB VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.	All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.
2.	Item 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages section:
	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$50,000,000	$100,000
(CC-2) Data Processing Service Operations	NIL	NIL
(CC-3) Voice Initiated Transfer Fraud	NIL	NIL
(CC-4) Telefacsimile Transfer Fraud	$50,000,000	$100,000
(CC-5) Destruction of Data or Programs by Hacker	NIL	NIL
(CC-6) Destruction of Data or Programs by Virus	NIL	NIL
(CC-7) Voice Computer Systems Fraud	NIL	NIL

3.	The Declarations page is hereby amended by adding the following after Item 6 thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $100,000.

Telefacsimile Transfer Fraud

©All rights reserved.

END 008

135055 (12/19)	1

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $100,000.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(CC-1) Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or
(2)	change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:
(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(CC-2) Loss sustained by a Client of the Insured resulting directly from a fraudulent:

©All rights reserved.
END 008

135055 (12/19)	2

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	entry of Electronic Data or a Computer Program into, or
(2)	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or
(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:
(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited, and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(CC-3)	Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in

©All rights reserved.
END 008

135055 (12/19)	3

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,
(2)	an individual person who is a Customer of the Insured, or
(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:
(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and
(ii)	if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(CC-4)	Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:
(1)	purports and reasonably appears to have originated from:
(a)	a Customer of the Insured,
(b)	another financial institution, or

©All rights reserved.

END 008

135055 (12/19)	4

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(c)	another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears, and
(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and
(3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(CC-5)	Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

©All rights reserved.

END 008

135055 (12/19)	5

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(CC-6)	Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

VOICE COMPUTER SYSTEM FRAUD

(CC-7)	Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by:
(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or
(2)	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

©All rights reserved.

END 008

135055 (12/19)	6

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.	GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER–NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

A.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or
(b)	has been caused or will be caused by an employee or employees of such institution, or
(c)	has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:
(i)	give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

©All rights reserved.

END 008

135055 (12/19)	7

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.
6.	Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs.
7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof:
(i)	“Account Code” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.
(ii)	“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.
(iii)	“Computer System” means:

(1)       computers with related peripheral components, including storage components wherever located;

(2)       systems and applications software;

(3)       terminal devices; and

(4)       related communication networks, including the internet by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(iv)	“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

©All rights reserved.

END 008

135055 (12/19)	8

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(iv)	“Funds” means Money on deposit in an account.
(v)	“Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or
(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.
(vi)	“System Administration” means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor.
(vii)	“System Maintenance” means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.
(viii)	“System Password” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain

©All rights reserved.

END 008

135055 (12/19)	9

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

(ix)	“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.
(x)	“Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.
(xi)	“Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in securities, exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(xii)	“Voice Computer System” means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.
8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof:

THIS BOND DOES NOT COVER:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

©All rights reserved.

END 008

135055 (12/19)	10

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(ii)	loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);
(iii)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;
(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;
(v)	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;
(vi)	loss resulting directly or indirectly from theft of confidential information;
(vii)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;
(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;
(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;
(x)	loss resulting directly or indirectly from:
(1)	written instructions or advices, or
(2)	telegraphic or cable instructions or advices;

©All rights reserved.

END 008

135055 (12/19)	11

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:
(a)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or
(b)	failure or breakdown of electronic data processing media; or
(c)	error or omission in programming or processing;

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

©All rights reserved.

END 008

135055 (12/19)	12

ENDORSEMENT# 8	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

(xxv)	loss as a result of a threat:
(1)	to do bodily harm to any person;
(2)	to do damage to the premises or property of the Insured; or
(3)	to Computer Systems operations.

9.	Solely for the coverage provided by this rider, Section 4. LOSS – NOTICE - PROOF – LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof:

It is further understood and agreed that:

(i)	Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and
(ii)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.

END 008

135055 (12/19)	13

ENDORSEMENT# 9

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED PHONE SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (L) as follows:

(L)	AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.       Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.
b.	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
c.	“APS Election” means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
d.	“APS Exchange” means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
e.	“APS Designated Procedures” means all of the following procedures:
(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.
(2)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

©All rights reserved.

END 009

132769 (05/19)	1

ENDORSEMENT# 9	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(a)	Information contained in the records shall be capable of being retrieved through the following methods:

Procedures normally used by the Insured

(b)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.
(3)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”).
(a)	Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN.
(4)	Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.
(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

Procedures normally used by the Insured

2.       Exclusions. It is further understood and agreed that this extension shall not cover:

a.	any loss covered under Insuring Agreement (A), FIDELITY, of this Bond;
b.	any loss resulting from:
(1)	the redemption of shares, where the proceeds of such redemption are made payable to other than
(i)	the shareholder of record; or
(ii)	a person officially designated to receive redemption proceeds; or
(iii)	a bank account officially designated to receive redemption proceeds; or
(2)	the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

©All rights reserved.

END 009

132769 (05/19)	2

ENDORSEMENT# 9	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or
(ii)	officially designated; or
(iii)	verified by any other procedures which may be normally used by the Insured; or
(3)	the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account; or
(4)	the intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 009

132769 (05/19)	3

ENDORSEMENT# 10	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATIC COVERAGE RIDER

It is agreed that:

1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Rule 17g-1 due to an increase in asset size of current funds insured under this bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 010

138539 (07/20)	1

ENDORSEMENT# 11

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 13. TERMINATION

(90 DAYS; POST-DISCOVERY DISHONEST EMPLOYEE OBLIGATIONS)

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, DC. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

©All rights reserved.

END 011

132768 (05/19)	1

ENDORSEMENT# 11	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

This bond shall terminate:

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement, on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC (see Section 16(d)) and to the Insured Investment Company; or
b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or
c.	as to any person, who is a partner, officer or employee of any electronic data processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of 90 days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington, DC and to the insured Investment Company.

2.	Upon the detection by any Insured that an Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 011

132768 (05/19)	2

ENDORSEMENT# 12

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SURETY RIDER

(ICBB VERSION)

It is agreed that:

1.	The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2.	Each of said Companies shall be liable only for such proportion of any single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached bond (as specified in paragraph 11 below), but in no event shall any of said Companies be liable for an amount greater than that underwritten by it, including, but not limited to, in the event of Financial Insolvency (as defined herein) of another Company.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

©All rights reserved.

END 012

135445 (02/20)	1

ENDORSEMENT# 12	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.
8.	In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the applicable Limit of Liability of the attached bond.

9.	In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

10.	As used herein, “Financial Insolvency” means the: (a) appointment by any state or federal official, agency or court of a receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate a Company; or (b) the Company becoming a debtor-in-possession pursuant to the United States bankruptcy law, and as to both (a) or (b), the equivalent status outside the United States of America.

11.	This rider shall become effective as of 12:01 AM on May 15, 2020, standard time as specified in the bond.

Underwritten for the sum of $15,000,000 Limit of Liability, part of $50,000,000 Limit of Liability

National Union Fire Insurance Company of Pittsburgh, PA. Controlling Company

©All rights reserved.

END 012

135445 (02/20)	2

ENDORSEMENT# 12	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Underwritten for the sum of $10,000,000 Limit of Liability, part of $50,000,000 Limit of Liability

Berkley Regional Insurance Company
By: _____________________

Underwritten for the sum of $15,000,000 Limit of Liability, part of $50,000,000 Limit of Liability

United States Fire Insurance Company
By: _____________________

Underwritten for the sum of $10,000,000 Limit of Liability, part of $50,000,000 Limit of Liability

U.S. Specialty Insurance Company
By: _____________________

12.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 012

135445 (02/20)	3

ENDORSEMENT# 13

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:
(a)	"Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.
(b)	"Notice of Claim Reporting" means "notice of claim/ circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.
(c)	"Policy" means the policy, bond or other insurance product to which this endorsement is attached.
3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

1-14180	END 013

99758 (8/08)	Page 1 of 1

ENDORSEMENT# 14

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER'S APPLICATION RIDER

It is agreed that:

1.	In granting coverage under this bond, the Underwriter has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous bond applications and their attachments and materials, for which this bond is a renewal or succeeds in time) as being accurate and complete.

2.	The Insured warrants and represents to the Underwriter that the statements and representations made in such application were accurate on the date such representations and statements were so given and that in connection therewith the Insured reaffirms each and every statement made in the application to ICI Mutual Insurance Company as accurate as of April 11, 2012 as if it was made to the Underwriter on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Underwriter, and are the basis of this bond and are deemed to be considered as incorporated into this bond.

Type of Bond Application	Carrier	Date Signed
Alternative Renewal Application	ICI Mutual Insurance Company	04/24/2019

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 014

132767 (05/19)	1

ENDORSEMENT# 15

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I.	The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:
(a)	CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b)	CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER
(i)	If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.
(ii)	If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:
(A)	nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;
(B)	conviction of a crime arising out of acts increasing the hazard insured against;
(C)	discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;
(D)	after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

© All rights reserved.

1-14180	END 015

69898 (9/06)	Page 1 of 4

ENDORSEMENT# 15	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;
(F)	required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;
(G)	a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;
(H)	revocation or suspension of an Insured's license to practice his profession; or
(I)	where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:
(1)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);
(2)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and
(3)	upon written request of the Insured made to the department within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)
(A)	The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer's intention:
(1)	not to renew this policy;
(2)	to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

© All rights reserved.
1-14180	END 015

69898 (9/06)	Page 2 of 4

ENDORSEMENT# 15	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(3)	that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer's intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty

(60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

(B)	A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.
(C)	The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty

(120) days in advance of the end of the Policy Period.

(D)
(1)	If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.
(2)	Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period's rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.
(3)	In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period's rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.
(iv)	Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

© All rights reserved.
1-14180	END 015

69898 (9/06)	Page 3 of 4

ENDORSEMENT# 15	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(v)	Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi)	If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
1-14180	END 015

69898 (9/06)	Page 4 of 4

ENDORSEMENT# 16

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) "we", "us", "our" and "Insurer" mean the insurance company which issued this policy; 2) "you", "your", "Insured" and "first Named Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) "other insured(s)" means all other persons or entities afforded coverage under the policy; 4) "Discovery Period" means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim" means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A.	The following provisions are hereby added to the policy:

FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

(a)	it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or
(b)	the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Former Policy") in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

PREJUDICE:

© All rights reserved.
1-14180	END 016

83231 (1/09)	Page 1 of 2

ENDORSEMENT# 16	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a)	the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or
(b)	the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured's liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

INSOLVENCY/ BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B.	The Clause entitled, "Action Against Us" or "Action Against Company" is deleted in its entirety and replaced with the following:

No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured's obligation to pay has been finally determined either by:

1.	judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or
2.	written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©

1-14180	END 016

83231 (1/09)	Page 2 of 2

ENDORSEMENT# 17

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED INSURED RIDER

In consideration of the premium charged, it is hereby understood and agreed that Item 1. Of the Declarations, Name of Insured, is amended to include the following entities, however, solely with respect those individuals meeting the requirements in subparagraph

(9)	in the definition of Employee;

1.	AllianceBernstein L.P. ,
2.	AllianceBernstein Holding L.P.,
3.	AllianceBernstein Corporation,
4.	AllianceBernstein Investments, Inc.,
5.	AllianceBernstein Global Derivatives Corporation,
6.	AllianceBernstein Investor Services, Inc., and
7.	Sanford C. Bernstein & Co., LLC.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
END 017

138538 (07/20)	1

ENDORSEMENT# 18

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

SPECIFIC ENTITY EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that this bond does not cover any loss of AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P. (including any subsidiary or employee thereof).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
END 018

132766 (05/19)	1

ENDORSEMENT# 19

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		INVESTMENT COMPANY BLANKED BOND - DECLARATIONS
41206	09/84	INVESTMENT COMPANY BLANKET BOND GUTS
127071	09/17	NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT
SR 6180b	12/93	NEW YORK STATUTORY RIDER
127423	11/17	ADDITIONAL NAMED INSURED RIDER
132765	05/19	AMENDED INSURING AGREEMENT (A) FIDELITY
131201	11/18	AUDIT EXPENSE RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
132764	05/19	AMENDED INSURING AGREEMENT (G) COUNTERFEIT CURRENCY
135055	12/19	COMPUTER CRIME COVERAGE RIDER
132769	05/19	AUTOMATED PHONE SYSTEMS
138539	07/20	AUTOMATIC COVERAGE RIDER
132768	05/19	AMEND SECTION 13. TERMINATION
135445	02/20	CO-SURETY RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
132767	05/19	RELIANCE UPON OTHER CARRIER'S APPLICATION RIDER
69898	09/06	NEW YORK AMENDATORY - CANCELLATION/NONRENEWAL
83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT
138538	07/20	AMENDED INSURED RIDER
132766	05/19	SPECIFIC ENTITY EXCLUSION
78859	10/01	FORMS INDEX ENDORSEMENT

© All rights reserved.
1-14180	END 019

78859 (10/01)	Page 1 of 2

ENDORSEMENT# 19	(Continued)

This endorsement, effective at	12:01 am	May 15, 2020	forms a part of

Policy number	01-340-37-26

Issued to:	AllianceBernstein Complex of Registered Investment Companies

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
1-14180	END 019

78859 (10/01)	Page2 of 2

AIG

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: *01-340-37-26* Date:__________

Type of Coverage: D&O________ E&O________ Fidelity________ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

AllianceBernstein Complex of Registered Investment Companies

Contact Person: __________

Title: __________

Phone: (_____) _____ - _____ Ext_____

eMail:__________ @ __________

Case or Claimant Name: __________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/ Agent: *AON RISK SERVICES NORTHEAST INC*

Address: *ONE LIBERTY PLAZA, 165 BROADWAY*

Address: *NEW YORK, NY 10006*

Contact: *CARA LATORRE* Phone:__________

eMail: *cara.latorre@aon.com*

Send Notice of Claims to:

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c- Claim@AIG.com

AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/ Bond Number: *01-340-37-26*

Date of Discovery: ____________________ Estimated Amount of loss: ____________________

Cause of Loss:	Employee Dishonesty	______	Computer Fraud	______
	Funds Transfer	______	Robbery/Burglary	______
	ID Theft	______	Forgery	______
	Client Property	______	In Transit	______
	ERISA	______	Credit Card Forgery	______
	Other	______	if Other, describe:	____________________

Send Notice Of Claims To:

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c- Claim@AIG.com

CLAIM REPORTING FORM

centralized Customer Link and Information Management

Exhibit B

Registered Investment Companies Joint Fidelity Bond Agreement

Agreement made as of May 14, 2020, by and among AB Bond Fund, Inc., AB Cap Fund, Inc., AB Core Opportunities Fund, Inc., AB Corporate Shares, AB Discovery Growth Fund, Inc., AB Equity Income Fund, Inc., AB Fixed-Income Shares, Inc., AB Global Bond Fund, Inc., AB Global Real Estate Investment Fund, Inc., AB Global Risk Allocation Fund, Inc., AB High Income Fund, Inc., AB Institutional Funds, Inc., AB Large Cap Growth Fund, Inc., AB Municipal Income Fund, Inc., AB Municipal Income Fund II, AB Relative Value Fund, Inc., AB Sustainable Global Thematic Fund, Inc., AB Sustainable International Thematic Fund, Inc., AB Trust, AB Unconstrained Bond Fund, Inc., AB Variable Products Series Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AB Portfolios, AllianceBernstein Global High Income Fund, Inc., Alliance National Municipal Income Fund, Inc., AB Multi-Manager Alternative Fund, Bernstein Fund, Inc., Sanford C. Bernstein Fund, Inc., (collectively, the “investment companies”) and AllianceBernstein L.P. (“AB”)

Whereas, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the “Act”); and

Whereas, AB provides investment advisory services and/or certain administrative and financial services to the investment companies; and

Whereas, pursuant to Rule 17g-1, as amended, promulgated under the Act, registered management investment companies must provide and maintain fidelity bonds covering larceny and embezzlement by certain of their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

Whereas, pursuant to Rule 17g-1(b) under the Act, registered management investment companies that are managed and/or whose shares are distributed by the same person may obtain joint coverage as insureds under a single fidelity bond (a “joint fidelity bond”); and

Whereas, the investment companies are registered management investment companies managed by AB; and

Whereas, the investment companies desire to obtain coverage under one joint fidelity bond; and

Whereas, the Board of Directors of the Sanford C. Bernstein Fund, Inc. (“SCB Fund”) and the Bernstein Fund, Inc. (“Bernstein Fund” and, together with SCB Fund, “SCB Funds”) elects to calculate the required amounts of fidelity bond coverage on a basis that treats each portfolio of either SCB Fund or Bernstein Fund as a separate registered management investment company for purposes of Rule 17g-1, even though not required to do so under the Rule; and

Whereas, the AB Multi-Manager Alternative Fund (“MMA Fund”) is composed of a single portfolio; and

Whereas, the Boards of Directors or Trustees of each investment company that is a party to this Agreement other than SCB Fund, Bernstein Fund and MMA Fund (each such investment company, an “AB Fund”, and together, the “AB Funds”) that has multiple portfolios elects to calculate the required amounts of fidelity bond coverage on a basis that treats such an investment company as a single registered management investment company for purposes of Rule 17g-1; and

Whereas, the Board of Directors or Trustees of each of the investment companies which are parties to this Agreement, including a majority of the Directors or Trustees, as applicable, who are not “interested persons” of such investment company as defined by Section 2(a)(19) of the Act (“Disinterested Directors/Trustees”), has approved coverage under one joint fidelity bond with each of the other investment companies that are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement.

Now, Therefore, it is agreed as follows:

1. That the investment companies that are parties to this Agreement and AB will be named as insureds and will be covered under a joint fidelity bond underwritten by National Union Fire Insurance Co., U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company and Crum & Forster Insurance Company (each, a “fidelity insurance company” and collectively, the “fidelity insurance companies”) in the aggregate amount of $67,150,000 at a total annual cost of approximately $216,365, each such investment company having specific coverage in accordance with Rule 17g-1(d). The required coverage amount (calculated pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A. For the avoidance of doubt, the amount of coverage under the joint fidelity bond shall at all times be at least equal in amount to the total amount of coverage which each investment company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(i) of Rule 17g-1 under the Act had each investment company not been named an insured under the joint fidelity bond.

2. No premium shall be paid by an investment company under the joint fidelity bond unless that investment company’s Board of Directors or Trustees, as applicable, including a majority of the Disinterested Directors/Trustees, shall have approved the portion of the premium to be paid by that investment company. The premium payable on the joint fidelity bond shall be allocated among the investment companies in the respective amounts set forth opposite the name of each investment company listed on Schedule A in the column entitled “Allocated Cost.”

3. AB has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event shall AB be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments which will be distributed to one or more investment companies to facilitate the administration of the joint fidelity bond.

4. (a) In the event that one or more of the investment companies sustains a loss for which recovery is received under the joint fidelity bond, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses by them (other than the portions thereof subject to deductibles).

(b) If the recovery is inadequate to indemnify fully each such investment company for losses sustained by it (other than the portion thereof subject to a deductible), the recovery shall be allocated as follows, to the extent applicable:

(i) The AB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductibles) and (B) the sum of $39,600,000 plus the difference between: (1) $26,300,000 and the amount of the loss recovered by the SCB Funds under clause (ii), and (3) $1,250,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

(ii) The SCB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductibles) and (B) the sum of $26,300,000 plus the difference between: (1) $39,600,000 and the amount of the loss recovered by the AB Funds under clause (i) and (2) $1,250,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amounts shall be allocated among the portfolios of the SCB Fund on an equitable and proportionate basis as determined by the Board of Directors of the SCB Fund, but each such portfolio shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1), assuming that each such portfolio would be deemed a separate registered investment company for such purposes.

(iii) MMA Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $1,250,000 plus the difference between: (1) $39,600,000 and the amount of the loss recovered by the AB Funds under clause (i) and (2) $26,300,000 and the amount of the loss recovered by the SCB Funds under clause (ii). Such amount shall be at least equal to the amount which MMA Fund would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1).

(iv) Where a compromise results in recovery by any or all of the investment companies of less than the full amount of its (or their) actual aggregate loss covered by the joint fidelity bond, the recovery shall be allocated consistent with clauses (i), (ii) and (iii) above among the investment companies that sustained such loss, without regard to the proportion of the actual aggregate loss recovered, and with the $39,600,000, $26,300,000 and $1,250,000 amounts being reduced proportionate to any reduction to the $71,250,000 total insured bond as a result of such compromise unless the compromise was based on facts and circumstances particular to one or more, but fewer than all, insured parties seeking to recover, in which case any or all of the $39,600,000, $26,300,000 or $1,250,000 amounts will be adjusted in an equitable manner taking into account the particular facts and circumstances and the principles reflected above.

5. This Agreement may not be amended or modified in any manner except by a written agreement executed by all parties hereto.

6. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf by its authorized representative effective as of the day and year first written above.

/s/ Emilie D. Wrapp

Emilie D. Wrapp

Secretary for each of the Investment Companies

    /s/ David M. Lesser

David M. Lesser

Corporate Secretary for AllianceBernstein L.P.

Schedule A

Registered Management Investment Companies	Allocated Cost ($)	Bond Amount ($)

AB Bond Fund, Inc.	7,706.14	2,500,000
AB Cap Fund, Inc.	7,706.14	2,500,000
AB Core Opportunities Fund, Inc.	2,311.84	750,000
AB Corporate Shares	7,089.65	2,300,000
AB Discovery Growth Fund, Inc.	5,856.67	1,900,000
AB Equity Income Fund, Inc	2,774.21	900,000
AB Fixed-Income Shares, Inc.	7,706.14	2,500,000
AB Global Bond Fund, Inc.	7,706.14	2,500,000
AB Global Real Estate Investment Fund, Inc.	1,849.47	600,000
AB Global Risk Allocation Fund, Inc.	2,311.84	750,000
AB High Income Fund, Inc.	7,706.14	2,500,000
AB Institutional Funds, Inc.	2,311.84	750,000
AB Large Cap Growth Fund, Inc.	7,706.14	2,500,000
AB Municipal Income Fund, Inc.	7,706.14	2,500,000
AB Municipal Income Fund, II	3,853.07	1,250,000
AB Relative Value Fund, Inc.	4,623.68	1,500,000
AB Sustainable Global Thematic Fund, Inc.	3,853.07	1,250,000
AB Sustainable International Thematic Fund, Inc.	2,311.84	750,000
AB Trust	7,089.65	2,300,000
AB Unconstrained Bond Fund, Inc.	2,311.84	750,000
AB Variable Products Series Fund, Inc.	7,706.14	2,500,000
Sanford C. Bernstein Fund II, Inc	3,082.46	1,000,000
The AB Portfolios	7,706.14	2,500,000
AllianceBernstein Global High Income Fund, Inc.	3,853.07	1,250,000
AllianceBernstein National Municipal Income Fund, Inc.	2,774.21	900,000
Alliance California Municipal Income Fund, Inc.	1,849.47	600,000
Bernstein Fund, Inc.
Small Cap Portfolio	3,853.07	1,250,000
International Small Cap Portfolio	3,853.07	1,250,000
International Strategic Equities Portfolio	7,706.14	2,500,000
Sanford C. Bernstein Fund, Inc
California Municipal Portfolio	3,853.07	1,250,000
Diversified Municipal Portfolio	7,706.14	2,500,000
Emerging Markets Portfolio	4,623.68	1,500,000
Intermediate Duration Portfolio	7,089.65	2,300,000
International Portfolio	4,623.68	1,500,000
New York Municipal Portfolio	4,623.68	1,500,000
Short Duration Diversified Municipal Portfolio	1,849.47	600,000
Short Duration Portfolio	2,311.84	750,000
Tax-Managed International Portfolio	7,089.65	2,300,000
Overlay A Portfolio	5,240.18	1,700,000
Overlay B Portfolio	3,853.07	1,250,000
Tax-Aware Overlay A Portfolio	7,706.14	2,500,000
Tax-Aware Overlay B Portfolio	5,240.18	1,700,000
Tax-Aware Overlay C Portfolio	2,774.21	900,000
Tax-Aware Overlay N Portfolio	2,311.84	750,000
AB Multi-Manager Alternative Fund	3,853.07	1,250,000

Totals	$219,624.97	$71,250,000

Exhibit C-1

CERTIFICATE OF ASSISTANT SECRETARY

THE AB FUNDS*

Regarding Fidelity Bond

The undersigned, being duly elected and qualified Assistant Secretary of the Funds listed on Schedule A (attached hereto), hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved by the Board of Directors/Trustees of the Funds at a meeting held on May 5-7, 2020, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as Assistant Secretary of the above-referenced Funds on this 5th day of June, 2020.

/s/ Stephen J. Laffey
Stephen J. Laffey
Assistant Secretary

RESOLVED, that the Board of Directors/Trustees hereby determines that participation by the Funds in a joint fidelity bond underwritten by National Union Fire Insurance Company, U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, and Crum & Forster, covering officers and employees of each Fund (and employees of service providers to each Fund if and to the extent such persons are included in the definition of “Employee” in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the “Act”) in the amount of $67,150,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds’ portfolios;

RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Funds of an amount approximately equal to _____*_____ representing the portion of 2020 annual premium on such joint insured fidelity bond allocable to the each Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $67,150,000 aggregate amount of coverage under the joint insured bond, the aggregate 2020 annual cost of such bond of $220,566, the ratable allocation of the cost among all parties named as insureds and the extent to which the share of the cost allocated to each Fund is less than the cost such Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Funds of an agreement among each Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by a Fund and one or more named insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the Act; and

RESOLVED, that the Secretary and each Assistant Secretary of the Funds be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

Schedule A -- *

AB Funds	Allocated Cost

AB Bond Fund, Inc.	$8,211.69
AB Cap Fund, Inc.	$8,211.69
AB Core Opportunities Fund, Inc.	$1,970.81
AB Corporate Shares	$8,211.69
AB Discovery Growth Fund, Inc.	$5,583.95
AB Equity Income Fund, Inc.	$2,463.51
AB Fixed-Income Shares, Inc.	$8,211.69
AB Global Bond Fund, Inc.	$8,211.69
AB Global Real Estate Investment Fund, Inc.	$1,724.45
AB Global Risk Allocation Fund, Inc.	$1,970.81
AB High Income Fund, Inc.	$8,211.69
AB Institutional Funds, Inc.	$2,463.51
AB Large Cap Growth Fund, Inc.	$8,211.69
AB Municipal Income Fund, Inc.	$8,211.69
AB Municipal Income Fund, Inc. II	$3,284.68
AB Relative Value Fund, Inc.	$4,927.01
AB Sustainable Global Thematic Fund, Inc.	$4,105.85
AB Sustainable International Thematic Fund, Inc.	$2,463.51
AB Trust	$6,240.88
AB Unconstrained Bond Fund, Inc.	$1,724.45
AB Variable Products Series Fund, Inc.	$7,544.76
Sanford C. Bernstein Fund II, Inc.	$3,284.68
The AB Portfolios	$7,544.76
AllianceBernstein Global High Income Fund, Inc.	$4,105.85
AllianceBernstein National Municipal Income Fund, Inc.	$2,956.21

Exhibit C-2

CERTIFICATE OF ASSISTANT SECRETARY

SANFORD C. BERNSTEIN FUND, INC.
BERNSTEIN FUND, INC.

Regarding Fidelity Bond

The undersigned, being the duly elected and qualified Assistant Secretary of the above-referenced Funds, hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved by the Board of Directors of the Funds by written consent on May 14th, 2020, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary of the above-referenced Funds on this 21st day of May, 2020.

/s/ Nancy E. Hay
Nancy E. Hay
Assistant Secretary

RESOLVED, that the Board of Directors hereby determines that participation by SCB Fund and Bernstein Fund (together, the “Funds”) in a joint fidelity bond underwritten by National Union Fire Insurance Company, U.S. Specialty Insurance Company, Berkley Regional Insurance Company and Crum & Forster Insurance Company, covering officers and employees of the Funds (and employees of service providers to the Funds if and to the extent such persons are included in the definition of “Employee” in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), in the amount of $21,550,000 for SCB Fund and $4,750,000 for Bernstein Fund is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds’ portfolios; and

FURTHER RESOLVED, that the Board of Directors, including a majority of the Independent Directors, hereby approves, ratifies and authorizes the payment by the Treasurer of the Funds of an amount equal to approximately $70,800 as it relates to SCB Fund and $15,600 as it relates to Bernstein Fund, representing the respective portion of the 2020 annual premium on such joint insured fidelity bond allocable to the Funds based on their coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as insured, the nature of the business activities of such other parties, the $67,150,000 aggregate amount of coverage under the joint insured bond, the aggregate 2020 annual cost of such bond of approximately $220,600, the ratable allocation of the cost among all parties named as insured and the extent to which the share of the cost allocated to the Funds is less than the cost the Funds would have to pay if they maintained a single insured bond with an aggregate limit equal to that of the joint bond; and

FURTHER RESOLVED, that the Board of Directors, including a majority of the Independent Directors, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Funds of an agreement among SCB Fund, Bernstein Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by one or more named insureds, each of SCB Fund and Bernstein Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such Fund would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the 1940 Act; and

FURTHER RESOLVED, that the respective Secretary and Assistant Secretary of SCB Fund and Bernstein Fund be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of each Fund required by paragraph (g) of Rule 17g 1 promulgated under the 1940 Act.

Exhibit C-3

CERTIFICATE OF ASSISTANT SECRETARY

AB MULTI-MANAGER ALTERNATIVE FUND

Regarding Fidelity Bond

The undersigned, being the duly elected and qualified Assistant Secretary of AB Multi-Manager Alternative Fund (a Delaware statutory trust), hereby certifies that the attached hereto is a true and complete copy of the resolutions that were approved by the Board of Trustees of the Trust by written consent on May 14th, 2020 and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary of the above-referenced Trust this 21st day of May, 2020.

/s/ Nancy E. Hay
Nancy E. Hay
Assistant Secretary

RESOLVED, that the Board of Trustees hereby determines that participation by AB Multi-Manager Alterative Fund (“MMA Fund”) in a joint fidelity bond underwritten by National Union Fire Insurance Company, U.S. Specialty Insurance Company, Berkley Regional Insurance Company and Crum & Forster Insurance Company, covering officers and employees of the Funds (and employees of service providers to the Funds if and to the extent such persons are included in the definition of “Employee” in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), in the amount of $1,250,000 for MMA Fund is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of MMA Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds’ portfolios; and

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of MMA Fund of an amount equal to approximately $4,100 representing MMA Fund’s portion of the 2020 annual premium on such joint insured fidelity bond allocable to MMA Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as insured, the nature of the business activities of such other parties, the $67,150,000 aggregate amount of coverage under the joint insured bond, the aggregate 2020 annual cost of such bond of approximately $220,600, the ratable allocation of the cost among all parties named as insured and the extent to which the share of the cost allocated to MMA Fund is less than the cost MMA Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond; and

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of MMA Fund of an agreement among MMA Fund, SCB Fund, Bernstein Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by one or more named insureds, MMA Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which MMA Fund would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the 1940 Act; and

FURTHER RESOLVED, that the respective Secretary and Assistant Secretary of MMA Fund be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of each Fund required by paragraph (g) of Rule 17g 1 promulgated under the 1940 Act.